October 23, 2024

Scott Giesler
General Counsel
Grove Collaborative Holdings, Inc.
1301 Sansome Street
San Francisco, California 94111

        Re: Grove Collaborative Holdings, Inc.
            Registration Statement on Form S-3
            Filed October 15, 2024
            File No. 333-282648
Dear Scott Giesler:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenna Hough at 202-551-3063 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:    Carlton Fleming